UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

DICE THERAPEUTICS, INC.

(Name of Subject Company (issuer))

DURNING ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

ELI LILLY AND COMPANY

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.0001 par value per share

(Title of Class of Securities)

23345J104

(CUSIP Number of Class of Securities)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Sophia Hudson, P.C.

Julia Danforth

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

Telephone: (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 30, 2023 (as amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Durning Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Eli Lilly and Company, an Indiana corporation (“Lilly”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of DICE Therapeutics, Inc., a Delaware corporation (“DICE”), at a purchase price of $48.00 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 30, 2023, and in the related Letter of Transmittal (which, together with the Offer to Purchase, each as amended or supplemented from time to time, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding a new paragraph at the end of Section 15 – “Conditions of the Offer” of the Offer to Purchase to read as follows:

“The Antitrust Condition has been satisfied by the expiration of the HSR Act waiting period, effective August 8, 2023 at 11:59 p.m., Eastern time.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following sentence at the end of the second paragraph under the subheading “Antitrust Compliance” in Section 16 – “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase:

“The waiting period applicable to the Offer under the HSR Act expired effective August 8, 2023 at 11:59 p.m., Eastern time.”

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on August 8, 2023 (such date and time, the “Expiration Time”), and was not further extended. The Depositary has advised Purchaser that, as of the Expiration Time, 42,265,390 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 88.4% of the issued and outstanding Shares as of the Expiration Time. Accordingly, the Minimum Tender Condition has been satisfied. Purchaser has accepted for payment, and will promptly pay for, all Shares that were validly tendered and not properly withdrawn pursuant to the Offer prior to the Expiration Time.

Following consummation of the Offer, on August 9, 2023, Lilly completed its acquisition of DICE pursuant to the terms of the Merger Agreement through the merger of Purchaser with and into DICE, and without a meeting of stockholders of DICE in accordance with Section 251(h) of the DGCL, with DICE surviving as a wholly-owned subsidiary of Lilly.

Following the Merger, all Shares ceased trading prior to the opening of trading on Nasdaq on August 9, 2023 and will be delisted from Nasdaq and deregistered under the Exchange Act.

A copy of the press release issued by Lilly on August 9, 2023 announcing the expiration and results of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(C) to the Schedule TO and incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Lilly on August 9, 2023.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 9, 2023	DURNING ACQUISITION CORPORATION

/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

ELI LILLY AND COMPANY

/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer